1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

February 7, 2013

Via Federal Express and EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Alamos Gold Inc.

Schedule TO-T filed January 14, 2013

Schedule TO-T/A filed January 15, 2013

Schedule TO-T/A filed January 17, 2013

Schedule TO-T/A filed January 22, 2013

Schedule TO-T/A filed January 24, 2013

Schedule TO-T/A filed January 29, 2013

File No. 5-78974

Dear Ms. Chalk:

On behalf of our client, Alamos Gold Inc. (“Alamos”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of January 31, 2013 (the “Comment Letter”) to us with respect to Alamos’ Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to Alamos’ tender offer (the “Offer”) for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (“Aurizon”).

On the date hereof, Alamos is filing Amendment No. 6 to the Schedule TO (“Amendment No. 6”) and Amendment No. 1 to its Registration Statement on Form F-10 (the “Registration Statement”) relating to the registration of its common shares (the “Alamos Shares”) being offered under the Offer under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), in each case, incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four copies of Amendment No. 6. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Alamos’ responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in the Offer and Circular dated January 14, 2013 filed as Exhibit (a)(1)(i) to the Schedule TO (the “Circular”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Circular.

The following are Alamos’ responses to the Comment Letter:

Schedule TO-T – Exhibit (a)(1)(i)—Offer and Circular dated January 14, 2013

General

1.	I discussed with you last week the need to provide promptly an exemptive/no-action request letter relating to the areas in which this offer does not comply with Regulations 14D and 14E under the Securities Exchange Act of 1934. We received your exemptive request letter on January 29, 2013 and will process it as soon as possible. Please note that we may have additional comments on the offer circular and other offer materials, pending the processing of and outcome of your request for relief. Generally, requests of this type should be received before the launch of an offer. Please confirm your understanding.

Response.

We respectfully confirm our understanding of the Staff’s position in Comment No. 1.

2.	We note that Alamos owns 16% of Aurizon. We also note that this offer includes both a cash and share component, so Aurizon shareholders are being offered something other than “only an equity security.” See Rule 13e-3(g)(2). Tell us why you apparently do not believe that Rule 13e-3 applies to this offer.

Response.

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Staff’s guidance relating to Rule 13e-3, Alamos determined that the Offer does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because it is not an “affiliate” (“Affiliate”) of Aurizon within the meaning of Rule 13e-3. Accordingly and for the reasons described in detail below, Alamos respectfully advises the Staff that Rule 13e-3 is not applicable to the Offer and that it is not a Schedule 13E-3 filing person in connection with the Offer. Therefore, Alamos is not required to rely on an exemption from Rule 13e-3, such as the exemption provided by Rule 13e-3(g)(2) under the Exchange Act.

Rule 13e-3 defines a “Rule 13e-3 transaction”, among other things, as “any transaction or series of transactions . . . which has either a reasonable likelihood or a purpose of producing, either directly or indirectly . . . a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer.” Rule 13e-3 provides that “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The element of “control” is defined in Rule 12b-2 under the Exchange Act, which is fundamental to the concept of an “affiliate” within the meaning of Rule 13e-3, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” As the Staff has stated, “[t]he determination of whether a person is in control of an issuer, of course, depends on all of the facts and circumstances.”1 The Staff has also stated that the ownership of any specific percentage of securities is not dispositive of the issue of whether a stockholder controls, and is therefore an Affiliate of, an issuer.2

Alamos’ (i) lack of rights to influence or control the management or policies of Aurizon, (ii) lack of representation on Aurizon’s board of directors (the “Aurizon Board”), (iii) lack of commercial relationships with Aurizon, (iv) historical relationship with Aurizon, including the fact that Alamos and Aurizon are strategic competitors, and (v) absence of arrangements with Aurizon’s management, all contribute to the determination that Alamos is not an Affiliate of Aurizon within the meaning of Rule 13e-3.

I.	Alamos’ Ownership of Common Shares

The Staff has acknowledged that the substance of the relationship between an acquiror and a target, and not solely the ownership of securities, determines whether an Affiliate relationship exists:

“The existence of a control relationship [between a target company and an acquiror] does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or to cause the direction of the management and policies of [the target], whether through the ownership of voting securities, by contract or otherwise.”3

Although it beneficially owns approximately 16% of the issued and outstanding Common Shares, Alamos’ beneficial ownership does not afford it the power to direct or cause the direction of the management and policies of Aurizon. Alamos acquired all of its beneficial ownership in Common Shares shortly prior to the commencement of the Offer through open-market purchases on the Toronto Stock Exchange (the “TSX”) and pursuant to privately-negotiated third-party transactions, rather than from Aurizon (specifically, Alamos acquired such shares between November 1, 2012 and January 13, 2013). Alamos has none of the rights that traditionally accompany an investment intended to provide the investor with influence or control over the management and policies of another entity. No stockholder or similar agreement between Aurizon and Alamos currently exists and Alamos does not have any approval or veto rights over any activities or matters involving Aurizon, or any right to be involved, or even consulted, with respect to any such activities or matters. Furthermore, as described below under “Alamos’ Lack of Representation on the Aurizon Board”, Alamos does not have a representative on the Aurizon Board.

As disclosed in the Circular, in the third quarter of 2008, the President and Chief Executive Officer of Alamos, Mr. John A. McCluskey, contacted Mr. David Hall, who at that time was the President and Chief Executive Officer of Aurizon, in an attempt to

[1]	Going Private Transactions by Public Companies or Their Affiliates, Exchange Act Release No. 34-16075 (August 2, 1979).
[2]	Going Private Transactions under Rule 13e-3, Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretative Release”).
[3]	See the Interpretative Release.

initiate a dialogue to determine whether the parties could devise a mutually beneficial transaction at that time.

In November of 2008, Alamos and Aurizon entered into a mutual confidentiality and standstill agreement (the “2008 Confidentiality Agreement”). Aurizon did not however provide Alamos with access to any confidential information regarding Aurizon or its assets. A site visit to the Casa Berardi gold mine was not arranged. As a result, Alamos was unable to conduct its review of Aurizon’s confidential information. The 2008 Confidentiality Agreement expired in November of 2010.

Between September of 2010 and September of 2011, Mr. McCluskey made several additional attempts to advance discussions regarding a consensual transaction between Aurizon and Alamos. However, Mr. Hall indicated each time that Aurizon did not wish to pursue discussions with Alamos regarding a potential business combination transaction.

On January 23, 2013, Aurizon filed a Solicitation/Recommendation Statement on Schedule 14D-9 in which the Aurizon Board (i) unanimously recommended that holders of the Common Shares (the “Shareholders”) reject the Offer and not tender their Common Shares to the Offer, (ii) concluded that the Offer was inadequate and not in the best interests of Aurizon and (iii) adopted a shareholder rights plan (the “Rights Plan”). The Aurizon Board has not subsequently changed its position vis-à-vis the Offer or removed the Rights Plan.

The foregoing facts demonstrate that Alamos, unlike a 16% shareholder that is viewed by Aurizon as a strategic partner, does not have control or influence over the management or policies of Aurizon and is therefore not an Affiliate of Aurizon within the meaning of Rule 13e-3.

II.	Alamos’ Lack of Representation on the Aurizon Board

The Staff views representation on the target’s board as a significant factor in determining Affiliate status.4 Alamos has never been represented on the Aurizon Board and has not had the right to appoint any representative to the Aurizon Board. In addition, due to the limited time that it has beneficially owned its Common Shares, Alamos has never exercised its right to vote as a Shareholder. Alamos’ lack of participation in the management of Aurizon through a single Aurizon Board seat or through voting for members of the Aurizon Board is substantial evidence that Alamos does not have the power to influence or control Aurizon. Furthermore, Alamos has not sought any representation on the Aurizon Board. These facts further demonstrate that Alamos is not an Affiliate of Aurizon within the meaning of Rule 13e-3.

III.	Alamos’ Lack of Commercial Relationships with Aurizon

Alamos does not have any commercial relationships with Aurizon and has never had any commercial relationships with Aurizon. Furthermore, Alamos has never received any material non-public information relating to Aurizon.

[4]	Technology for Communications International Inc., SEC No-Action Letter (February 22, 1988).

The absence of a commercial relationship between Alamos and Aurizon and Alamos’ inability to access material non-public information relating to Aurizon further demonstrate that Alamos is not an Affiliate of Aurizon.

IV.	Alamos’ Historical Relationship with Aurizon

a.	Arm’s-Length Negotiations between Alamos and Aurizon

As more fully described in Section 3 of the Circular, “Background to the Offer,” in each instance when representatives from Alamos and Aurizon met, from the third quarter of 2008 through the announcement of the Offer on January 14, 2013, negotiations between Alamos and Aurizon have been conducted on an arm’s-length basis. At no time during the negotiations has a director or executive officer of either Alamos or Aurizon been a director or executive officer of such other party. Furthermore, prior to the announcement of the Offer, Aurizon had neither entered into any agreement with Alamos (other than the 2008 Confidentiality Agreement) nor furnished any material non-public information to Alamos. As disclosed in the Circular, Alamos relied solely on publicly available information to evaluate Aurizon and the Offer. Alamos’ reliance on such publicly available information demonstrates that Alamos does not occupy a position vis-à-vis Aurizon whereby Alamos is “standing on both sides of the transaction”5 and further demonstrates that Alamos is not an Affiliate of Aurizon within the meaning of Rule 13e-3. It is Alamos’ understanding that the Commission adopted Rule 13e-3 to, among other things, protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s Affiliate(s) in connection with a transaction in which an Affiliate stood on both sides of the transaction. In the Interpretative Release, the Commission appeared to be concerned that an Affiliate standing on both sides of the transaction with the issuer could design the transaction to accommodate the interests of the Affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. For the reasons outlined above, Alamos believes that the Offer is not the type of transaction that Rule 13e-3 is intended to regulate.

b.	Shareholder Choice Regarding the Offer

The Staff has expressed the concern that transactions between companies and their Affiliates may have “a coercive effect.” Although several types of going private transactions may require a vote of security holders, this requirement frequently proves to be a mere formality since the Affiliates of the issuer may already hold the requisite percentage of securities for approval. In other types of transactions, there may be no requirement (other than that imposed by Rule 13e-3) that information concerning the transaction be disseminated to security holders prior to the consummation of the transaction.6

Those concerns are not present with respect to the Offer. The Shareholders have the choice either to tender into or refrain from tendering into the Offer, and the Offer is conditioned on there having been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with the Common Shares held by Alamos and its affiliates, represents not less than 66 2/3% of the issued and

[5]	See the Interpretative Release.
[6]	See the Interpretative Release.

outstanding Common Shares (calculated on a fully diluted basis). Neither Alamos nor Aurizon has entered into agreements with any Shareholder to support the Offer.

The foregoing facts demonstrate that the Offer does not present the concerns that Rule 13e-3 seeks to address and supports the determination that Alamos is therefore not an Affiliate of Aurizon within the meaning of Rule 13e-3.

c.	Alamos and Aurizon Are Strategic Competitors

Both Alamos and Aurizon operate in the gold mining and exploration sectors. Alamos and Aurizon compete against each other directly. Therefore, prior to the commencement of Alamos’ purchases of Common Shares on the TSX in November of 2012, the only relationship between Alamos and Aurizon was one of competitors.

V.	Absence of Arrangements Among the Management of Alamos and Aurizon

Alamos is not, and has never been, a party to any agreements with any member of Aurizon’s management and Alamos does not have, and has never had, any relationships with any members of Aurizon’s management (aside from an arm’s-length negotiating relationship discussed above under “Arm’s-Length Negotiations Between Alamos and Aurizon”).

The Staff has observed that, in a situation where management will remain intact after the closing of a transaction, the filing of a Schedule 13E-3 may be required: “[f]actors considered to determine whether such a requirement exists include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”7

Furthermore, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Rule 12b-2 under the Exchange Act (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”8

None of the foregoing factors are present in the Offer.

The absence of any agreements or relationships among members of Aurizon’s management and Alamos further demonstrates that Alamos does not control Aurizon and is therefore not an Affiliate of Aurizon within the meaning of Rule 13e-3.

[7]	See the Commission’s Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 201, Question 201.01 (January 26, 2009).
[8]	See the Commission’s Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 201.05 (January 26, 2009).

VI.	Conclusion

For the foregoing reasons, Alamos is not an Affiliate of Aurizon within the meaning of Rule 13e-3. Furthermore, the Offer does not present the dangers that Rule 13e-3 was designed to address. In the Interpretative Release, the Staff explained:

“Because a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction, the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations . . . [b]ecause of the potential for overreaching by issuers and their affiliates in going private transactions, the consequent harm to security holders, particularly small investors, and for adverse effects upon the confidence of investors in the securities markets, the Commission believed that rulemaking action was necessary and appropriate with respect to such transactions by public companies or their affiliates.”

This explanation makes clear that Rule 13e-3 does not address transactions such as the Offer. Alamos does not have any representation on the Aurizon Board, any shareholder control rights or commercial relationships with Aurizon, and is not in possession of any material non-public information relating to Aurizon. Moreover, there are no arrangements between Alamos and either Aurizon’s management or directors that provide Alamos with influence over Aurizon so as to constitute control within the meaning of Rule 13e-3.

For all of the reasons described above, Rule 13e-3 should not be applicable to the Offer.

Cover Page

3.	Refer to the disclaimer at the top of the page stating that “deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.” Please provide your analysis as to limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). While you are not required to distribute offer materials into all jurisdictions, the all-holders provision in Rule 14d-10 generally does not permit you to reject tenders from security holders based in particular jurisdictions. To the extent that Aurizon shareholders are located in jurisdictions in which it would be illegal to make the offer, please indicate in your response letter.

Response.

Alamos is not aware of any jurisdictions in which the Offer is illegal. Therefore, in response to the Staff’s comment, Alamos has deleted the disclaimer on the cover page of the Circular and revised the disclosure on page 6.

Summary Term Sheet – Can the Expiry Time of the Offer be extended? Page IV

4.	Here and where you address the possibility of a subsequent offering period for this Offer, explain when and how you will notify shareholders if you elect to provide a subsequent offering period. Briefly describe the factors upon which you will base this decision and when you expect to make the decision.

Response.

If it elects to provide a subsequent offering period (a “Subsequent Offering Period”), Alamos will publicly announce the Subsequent Offering Period and, if required by applicable Law, Alamos will mail a notice of the Subsequent Offering Period to the Shareholders. Furthermore, in accordance with Rule 14d-11(d) under the Exchange Act, if it elects to provide a Subsequent Offering Period, Alamos will announce the results of the Offer, including the approximate number and percentage of Common Shares deposited to date, no later than 9:00 a.m. Eastern time on the next business day after the Expiry Time and will immediately begin the Subsequent Offering Period.

The factors that could affect Alamos’ decision as to whether it will elect to provide a Subsequent Offering Period include, without limitation, (i) the number of Common Shares that have been validly tendered to the Offer and not withdrawn prior to the Expiry Time (the “Tendered Shares”), (ii) whether Alamos can effect a Compulsory Acquisition (as defined below) or Subsequent Acquisition Transaction (as defined below) after the Expiry Time and, in particular, whether the number of Tendered Shares, together with the Common Shares held by Alamos and its affiliates, represents not less than 90% or 66 2/3% of the issued and outstanding Common Shares (calculated on a fully diluted basis), (iii) the conditions to the Offer being satisfied, and (iv) discussions with its financial and legal advisors regarding the feasibility of a Subsequent Offering Period, a Compulsory Acquisition and/or a Subsequent Acquisition Transaction. Alamos would commence the Subsequent Offering Period, if any, after the announcement of the results of the Offer in accordance with Rule 14d-11(d) under the Exchange Act.

In response to the Staff’s comment, Alamos has included comparable disclosure on pages IV and 4.

Summary – The Offer, page i

5.	Please describe with further specificity how the pro ration or offset feature of the Offer will work. For example, you indicate that if all tendering shareholders choose either the cash or share alternative, each shareholder will receive a mix of cash and stock. However, discuss how and whether shareholders could receive all cash or all stock based on their elections, to the extent that other shareholders made opposite elections of the alternate form of consideration. In addition, clarify that shareholders cannot elect to receive a mix of cash and stock but may receive such a mix due to pro ration.

Response.

In response to the Staff’s comment, Alamos has revised the disclosure on pages i, 1 and 59.

6.	Refer to the last comment above. Given that the ratio of offer consideration is subject to pro ration, it seems misleading to list as one of the reasons for accepting the Offer, the opportunity to elect the form of consideration. See page iii.

Response.

In response to the Staff’s comment, Alamos has revised the disclosure on pages iii, 2 and 23.

Conditions to the Offer, page 8

7.	Refer to the disclosure in the first paragraph in this section. You state that you reserve the right to postpone both the time the Offer is open for acceptances and the time of taking up and paying for tendered shares. While it is permissible to extend the length of the Offer period, it would not be acceptable to delay acceptance and payment after the end of the Offer (subject to the relief requested in your exemptive letter). Please confirm your understanding in your response letter.

Response.

Subject to the outcome of our request for exemptive relief, we confirm Alamos’ understanding that it would not be acceptable to delay acceptance and payment after the end of the Offer.

8.	Refer to condition (b) on page 8. Define “entities” as used there or (since this is not presented as a capitalized, defined term) indicate that it is defined in the Glossary on page 67 of the offer materials.

Response.

In response to the Staff’s comment, Alamos has revised the disclosure on pages 8, 9, 10, 11, 18, 36 and 67.

9.	See our last comment. This condition seems overly vague and poorly defined. For example, you state that the condition is triggered if Aurizon has taken or announced its intention to take any action “having the effect of impairing the ability of Alamos to acquire Aurizon.” Since Aurizon has publicly taken the position in its SEC filings that its shareholders should reject the Offer, has this condition been triggered? Please clarify, and generally refine the parameters of this condition such that a reasonable Aurizon shareholder could decipher.

Response.

Alamos acknowledges the Staff’s comment and respectfully submits its belief that a reasonable Shareholder is capable of understanding each of the conditions to the Offer, including the condition included in (b) (“Condition (b)”) on page 8, based on the disclosure included in the Circular. Alamos has disclosed in the Circular an extensive, albeit non-exhaustive, list of specific examples of events and occurrences that would trigger Condition (b). Alamos believes that the aforementioned disclosure sufficiently defines the parameters of Condition (b) and that it would be impossible for Alamos to disclose every possible occurrence that could trigger Condition (b). Alamos also respectfully submits that it will become aware of the facts and circumstances which would give rise to the failure of Condition (b) at the same time as all Shareholders — upon disclosure of these facts by Aurizon in compliance with Aurizon’s general disclosure obligations under the Exchange Act and Canadian securities laws. Furthermore, Alamos acknowledges that it has a general obligation pursuant to Schedule TO to disclose all material information to a Shareholder’s decision whether to sell, tender or hold the Common Shares sought in the Offer in its possession which is not publicly available, and any non-public information in Alamos’ possession materially relevant to the possible non-satisfaction of a condition would be subject to that obligation. We further note that Condition (b), including the items enumerated therein, include concepts such as “materiality” and “reasonableness” which are by their nature uncertain, yet such concepts have long been used and are useful in drafting contracts, including tender offer conditions, without that use being challenged as inappropriate.

Additionally, Alamos acknowledges its disclosure obligation as noted in Section 5 of the Offer, “Extension, Variation or Change of the Offer”, on page 12, which states “[I]f at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Alamos or of an affiliate of Alamos, unless it is a change in a material fact relating to the Alamos Shares), Alamos will give written notice of such change to the Depositary and Information Agent at its principal office in Toronto, Ontario and will cause the Depositary and Information Agent, if required by applicable Law, to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. Alamos will as soon as practicable after giving notice of a change in information to the Depositary and Information Agent make a public announcement of the change in information to the extent and in the manner required by applicable Law. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary and Information Agent at its principal office in Toronto, Ontario.”

Alamos believes that the disclosure in the Circular relating to Condition (b) appropriately describes what is intended. Alamos understands the Staff’s position that, if the conditions to a tender offer are vague or poorly defined, an offer may be within the bidder’s control and therefore become illusory and may constitute a fraudulent, deceptive or manipulative practice under Section 14(e) of the Exchange Act. However, Alamos does not believe that the Offer is overly vague or becomes illusory or violates Section 14(e) of the Exchange Act as a result of it retaining the right to take into account, acting reasonably, all circumstances giving rise to a condition in determining whether a condition may be asserted.

Alamos does not deem Condition (b) to have been triggered by Aurizon’s rejection of the Offer nor by Aurizon’s adoption of the Rights Plan.

Take Up and Payment for Deposited Common Shares, page 13

10.	Refer to the last sentence in the second paragraph in this section. In your response letter, tell us the circumstances under which you believe you could delay payment for tendered shares in order to comply, in whole or in part, with any law, consistent with your prompt payment obligations under Rule 14e-1(c) (as modified by any relief granted by the Commission, if applicable).

Response.

In response to the Staff’s comment, Alamos has deleted the sentence referenced in the comment above.

Miscellaneous

11.	Please supplementally explain the circumstances under which you would not mail offer documents because you believe they would be delayed. If such a delay were to occur, explain what would happen with the Offer. For example, would you extend the Offer to allow shareholders time to receive and consider the offer materials? We may have further comments.

Response.

Alamos submits to the Staff that, to its knowledge, an interruption in mail service in the United States and/or Canada (such as a postal strike) represents the only situation in which a delay in the delivery of the offer documents would occur. This disclosure has become common in Canadian tender offer documents as a result of a postal strike in Canada in 2011. Although unlikely, if such a delay were to occur, Alamos would not mail the offer documents until such time as it had determined that the delivery of the offer documents by mail would no longer be significantly delayed. Alamos would assess the effects of any such interruption in mail service on the Offer and determine at such time whether it should change any terms of the Offer, including the Expiry Time. Alamos will promptly disclose to the Shareholders any such changes.

Background in the Offer, page 21

12.	Refer to the second and third paragraphs on page 22. In the second paragraph, you disclose that Alamos’ board of directors consulted with its financial and legal advisors regarding a potential unsolicited offer for Aurizon. The following month, you state that the board of directors authorized the acquisition of Aurizon shares “for investment purposes.” If shares were acquired with a view to a possible hostile bid for Aurizon, how is this for investment purposes? Please revise or advise.

Response.

In response to the Staff’s comment, Alamos has revised the disclosure on page 22.

Share Purchase Agreements, page 24

13.

Please revise the disclaimer in the first paragraph indicating that the summary of the Share Purchase Agreements are not “complete.” While it is acceptable to qualify the summaries and refer shareholders to the agreements themselves as a more comprehensive source of the content of those agreements, the summaries should be complete in detailing their material terms.

Response.

In response to the Staff’s comment, Alamos has revised the disclosure on page 24.

Compelled Acquisition; Subsequent Acquisition Transaction, page 36

14.	Specifically address how U.S. Aurizon shareholders who do not tender into the Offer will be treated in either of these possible forms of follow on transactions. Your description should indicate whether and which U.S. securities laws would apply.

Response.

Alamos submits to the Staff that, pursuant to the applicable provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), “U.S. holders” (as defined in Rule 800 under the Securities Act) of the Common Shares that tender their Common Shares to the Offer will have the same rights and obligations as non-U.S. holders of the Common Shares as disclosed in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

It is Alamos’ current intention that, if it takes up and pays for Common Shares deposited under the Offer and if feasible in accordance with the terms of the Common Shares and applicable Law, it will enter into one or more transactions to enable Alamos or an affiliate of Alamos to acquire all Common Shares not acquired under the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Pursuant to Section 300 of the BCBCA, Alamos may purchase any issued and outstanding Common Shares it does not already directly or indirectly own if it owns not less than 90% of the issued and outstanding Common Shares in respect of which the Offer was made as at the Expiry Time, other than the Common Shares held at the date of the Offer by, or by a nominee for, Alamos or its affiliates (a “Compulsory Acquisition”). Section 300 of the BCBCA requires that any Compulsory Acquisition be made on the same terms (including the price offered per Common Share) as the Common Shares acquired under the Offer. Therefore, in connection with a Compulsory Acquisition, Alamos will be required to provide Alamos Shares (the “Compulsory Acquisition Shares”) to Shareholders as at least partial consideration for any Common Shares not tendered to the Offer. Since the Offer and any Compulsory Acquisition are deemed to be separate transactions under U.S. securities laws, Alamos will be required to register the Compulsory Acquisition Shares under Section 5 of the Securities Act or find an exemption from such registration requirements. Because Rule 145(a) under the Securities Act is couched in terms of offers arising in connection with a submission for the vote or consent of security holders, a short-form merger not requiring such vote or consent (such as a Compulsory Acquisition) is not within the scope of Rule 145(a) under the Securities Act.9 However, the Commission normally views the ability of U.S. holders to elect appraisal rights in lieu of securities offered as consideration in short-form

[9]

Notice of Adoption of Rules 145 and 153A, Prospective Rescission of Rule 133, Amendment of Form S-14 under the Securities Act of 1933, and Amendment of Rules 14a-2, 14a-6 and 14c-5 under the Securities Exchange Act of 1934, Securities Act Release No. 5316 (October 6, 1972)(“SEC Release No. 5316”).

mergers (such as a Compulsory Acquisition) as an investment decision and therefore subject to the registration requirements of Section 5 of the Securities Act. In particular, the Commission has noted that “if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an “offer,” “offer to sell,” or “sale” within the meaning of Section 2(3) of the Securities Act, and accordingly such transactions are subject to the registration provisions of the Act unless an exemption is available.”10

Therefore, in connection with a Compulsory Acquisition, Alamos will:

(i)	with respect to Shareholders in the United States, (x) register the Compulsory Acquisition Shares under Section 5 of the Securities Act pursuant to an amendment to the Registration Statement or (y) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 802 under the Securities Act (“Rule 802”); and

(ii)	with respect to Shareholders outside the United States, rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Regulation S under the Securities Act (“Regulation S”).

If Alamos acquires less than 90% of the Common Shares under the Offer, or the right of Compulsory Acquisition described above is not available for any reason or if Alamos elects not to pursue such right, Alamos currently intends, depending on the number of Common Shares taken up and paid for under the Offer, to pursue other means of acquiring, directly or indirectly, all of the outstanding Common Shares and other securities exercisable for or convertible or exchangeable into Common Shares in accordance with applicable Law, including, by way of example, by means of an arrangement, reclassification, consolidation, amalgamation, merger or other combination of Aurizon with Alamos or one or more of Alamos’ entities, on such terms and conditions as Alamos, at the time, believes to be appropriate (each, a “Subsequent Acquisition Transaction”). To effect such Subsequent Acquisition Transaction, Alamos currently intends to cause a special meeting of Shareholders to be called to consider such a transaction. The detailed terms of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the Shareholders, would necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer. Alamos’ current intention is that the consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer; however, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Alamos’ ability to effect such a transaction, information hereafter obtained by Alamos with respect to Aurizon or its business, changes in general economic, industry, regulatory or market conditions or in the business of Aurizon, or other currently unforeseen circumstances, such a transaction may not be so proposed, or may be proposed on different terms or delayed or abandoned.

[10]	See SEC Release No. 5316 and the Division of Corporation Finance’s Interpretations of Rule 145 and Related Matters, Securities Act Release No. 5463 (February 28, 1974) (providing a question and answer that the issuance of stock in connection with a short-form merger requires registration under Section 5 of the Securities Act, unless an exemption is available).

The applicability of certain U.S. securities laws to any Subsequent Acquisition Transaction primarily will depend on whether the consideration to be received by Shareholders pursuant to a Subsequent Acquisition Transaction includes securities (the “Subsequent Acquisition Transaction Securities”). Rule 145(a) under the Securities Act deems an “offer”, “offer to sell,” “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act to be involved “so far as the security holders of a corporation … are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation …, there is submitted for the vote or consent of such security holders a plan or agreement for … a statutory merger or consolidation or similar plan of acquisition in which securities of such corporation … held by such security holders will become or be exchanged for securities of any other person …“. Therefore, if, pursuant to a Subsequent Acquisition Transaction, Shareholders receive securities in exchange for their Common Shares, Alamos will be required to register the Subsequent Acquisition Transaction Securities under Section 5 of the Securities Act or rely on an applicable exemption from the registration requirements of Section 5 of the Securities Act.

Therefore, in connection with a Subsequent Acquisition Transaction, Alamos will:

(i)	with respect to Shareholders in the United States, (x) register the Subsequent Acquisition Transaction Securities under Section 5 of the Securities Act pursuant to an amendment to the Registration Statement, (y) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 802, if available, or (z) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Section 3(a)(10) of the Securities Act if it conducts a Subsequent Acquisition Transaction pursuant to a court-approved plan of arrangement under Section 288 of the BCBCA; and

(ii)	with respect to Shareholders outside the United States, rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Regulation S.

Rule 13e-3 is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Alamos believes that Rule 13e-3 should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction unless the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after the termination of the Offer. In addition, even if Rule 13e-3 was applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction, Alamos expects that it would be able rely on the exemption provided by Rule 13e-3(g)(6) under the Exchange Act if it conducts a Compulsory Acquisition or Subsequent Acquisition Transaction in reliance on Rule 802.

Alamos expects that at the time it consummates a Compulsory Acquisition or a Subsequent Acquisition Transaction Aurizon will still be a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and will therefore be exempt from (i) the proxy solicitation and disclosure requirements included in Regulations 14A and 14C under the Exchange Act and (ii) the beneficial ownership reporting requirements of Section 16 of the Exchange Act, in each case, pursuant to Rule 3a12-3 under the Exchange Act.

The Alamos Shares are “covered securities” for purposes of Section 18 of the Securities Act because they are currently authorized for listing on the New York Stock Exchange.

Therefore, the sale of Alamos Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction will be exempt from U.S. state registration and qualification requirements. Alamos expects that the Alamos Shares will be listed on the New York Stock Exchange prior to the commencement of a Compulsory Acquisition or Subsequent Acquisition Transaction.

In response to the Staff’s comment, Alamos has revised the disclosure on page 38.

* * *

On behalf of our client, Alamos Gold Inc., we hereby confirm to you that Alamos acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Yours truly,

/s/ Mile T. Kurta

(Enclosure)

cc:	Matthew Howorth

(Alamos Gold Inc.)

Kevin M. Morris

Andrew J. Beck

Adam S. Armstrong

(Torys LLP)